CM

SEC
Mail Processing
Section

MAR 26 2009

Washington, DC
101

SECURI 09040271 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFG CAPITAL INTERNATIONAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, 9th Floor
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUAN MASSENS 305-482-8010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLC
(Name – *if individual, state last, first, middle name*)

401 EAST LAS OLAS BLVD, SUITE 1800	FORT LAUDERDALE	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SIXTO CAMPANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG CAPITAL INTERNATIONAL CORP., as of MARCH 15th, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MADELEYN DOMINGUEZ
MY COMMISSION # DD 758070
EXPIRES: May 22, 2012
Bonded Thru Notary Public Underwriters

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 6229
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors
of EFG Capital International Corp.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of EFG Capital International Corp. (a wholly owned subsidiary of EFG Capital Holdings Corporation) at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 15, 2009

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
Year Ended December 31, 2008

Assets	
Cash and cash equivalents	$ 11,287,840
Due from broker	9,512
Due from customers	1,367,385
Term Deposits	211,423
Accounts receivable	1,860,828
Due from employees	408,508
Securities owned	978,787
Furniture, equipment and leasehold improvements, net	2,398,885
Intangible assets, net	5,301,111
Goodwill	5,896,809
Other assets	338,640
Total assets	$ 30,059,728
Liabilities and Stockholder's Equity	
Accounts payable	$ 1,236,337
Income tax payable, including deferred tax liability of $654,445	1,311,193
Due to broker	1,340,831
Due to customers	9,463
Accrued expenses and other liabilities	4,649,011
Subordinated loan from related party	8,000,000
Total liabilities	16,546,835
Commitments (Notes 2 and 11)	
Stockholder's equity	
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	12,199,990
Retained Earnings	1,312,893
Total stockholder's equity	13,512,893
Total liabilities and stockholder's equity	$ 30,059,728

1. Organization

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Capital Holdings Corp, which is owned by EFG International (the "Parent") which is headquartered in Switzerland and listed in the Swiss Stock Exchange. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisor under the Securities and Exchange Act of 1940.

The Company provides its customers with investment and brokerage related financial services, including investment advisory and portfolio management. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a risk less principal trading basis.

The Company utilizes either a third party or EFG Bank, an affiliate, to settle all trades. Custody of securities owned by customers is maintained by either a third party through a clearing agreement or by its affiliate EFG Bank. EFG Bank may derive income from products and services it provides to these customers.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the fully owned subsidiaries EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership) and EFG Capital Asset Management LLC. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies all highly liquid instruments with original maturities of three months or less from date of purchase as cash equivalents.

Securities Owned

Securities owned, consisting of investments in a limited liability partnership, funds, and a US Treasury Note, are recorded at fair value. Fair value for the US Treasury Note is based on a market data provided by a third party entity which would purchase the security at fair value. Fair value for the funds is based on Net Asset Value (NAV) as determined by calculations made by the respective fund manager. The Company's investment in a limited liability partnership (venture capital fund) invests in public and private companies, and market value is based upon the fund manager's value of the partnership investment.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of 3 to 7 years. Leasehold improvements are amortized over the term of the lease.

Goodwill and Intangible Assets
Goodwill represents the purchase price in excess of the fair value of identifiable tangible and intangible assets and liabilities at the date of the acquisition in 2005 of a broker-dealer. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Identifiable intangible assets are amortized on a straight-line basis over the estimated useful lives of 3 to 15 years.

Customers' Securities Transactions
Customers' securities transactions and the related riskless principal trading, commissions brokerage fees revenues and expenses are recorded on trade date. Receivable from customers and payable to brokers represent security transactions that have not settled. The Company generates revenues from certain funds related by placing customer investments in these funds. Fees are earned based on contractual agreements with those various funds.

Income Taxes
The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to accounting for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill is tested annually for impairment or if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill.

For the year ended December 31, 2008, the Company did not record any impairment losses.

Commitments
In 2005, the Company entered into employment agreements with several employees of an acquired company. The agreements, which expired in 2008, required the payment of salaries and bonuses for each year if certain conditions are met.

New Accounting Pronouncements

Accounting for Income Taxes FIN No. 48

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), an interpretation of FASB Statement No.109 "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 shall be effective for fiscal years beginning after December 15, 2008. This Statement will be adopted by the Company for its fiscal year beginning January 1, 2009. Management is still assessing the impact of this standard on its financial statements.

Fair Value Measurements SFAS No. 157

During 2008, the Company was required to adopt the provisions of SFAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FAS 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

3. Cash Segregated Under Federal Regulations.

The Company periodically segregates cash in a special reserve bank account under the provisions of subparagraph k(2)(i) of Rule 15c3-3 of the SEC to comply with possession or control requirements. At December 31, 2008, $15,000 has been restricted and segregated in a 15c3-3 account. This amount is included in cash and cash equivalents in the consolidated statement of condition.

4. Securities Owned at Market

At December 31, 2008 securities owned consisted of the following:

Millenia Partners II LLP	$ 455,320
US Treasury Note	258,649
Laurus Offshore Fund	221,314
Zweig Dimenna Fund	43,504
	$ 978,787

The Company's investment in the Limited Liability Partnership is subject to potential future capital calls of up to $40,000.

5. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, consist of the following at December 31, 2008:

Furniture	$ 909,869
Equipment	1,768,346
Leasehold improvements	1,408,854
	4,087,069
Less: accumulated depreciation	(1,688,184)
	$ 2,398,885

Depreciation expense was $658,074 for year ended December 31, 2008.

6. Intangible Assets

Intangibles assets consisted of the following at December 31, 2008:

Customer relationships	$ 6,800,000
Covenant not to compete	85,000
Broker-dealer license	50,000
	$ 6,935,000
Less accumulated amortization	(1,633,889)
	$ 5,301,111

Amortization expense amounted to $ 469,861 for the period ended December 31, 2008 and is estimated at $453,000 for each of the next five years.

7. Related Party Transactions

The following table sets forth the Company's related party assets and liabilities as of December 31, 2008:

Accounts receivable	$ 1,262,184
Total assets	1,262,184
Accounts ayable	
Interest payable on subordinated loan	143,840
Accounts payable	1,210,202
Subordinated loan	8,000,000
Total liabilities	$ 9,354,042

Effective September 30, 2006, the Company entered into a subordinated loan agreement ("SLA") with EFG International, in the amount of $11,000,000. On September 30, 2008 an amount of $3,000,000 was paid back to the lender and the SLA maturity was extended to September 30, 2009 for the amount of $8,000,000. The SLA carries an interest rate of 6.96% per annum. The SLA was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital.

Included in the consolidated statement of income are revenues and expenses resulting from various securities trading and financing activities with certain affiliates, as well as fees for the introduction of customers to the affiliate and certain royalties and services performed by affiliates under the terms of various agreements.

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2008:

Revenues	
Administrative and other services fees	$ 12,532,064
Commissions and principal trading	5,915,445
Total revenues	$ 18,447,509
Expenses	
Royalty, management and operating support fees	$ 3,069,876
Interest Expense	723,153
Total expenses	$ 3,793,029

Effective January 1, 2005, the Company entered into a revenue sharing agreement (the "Agreement") with EFG Bank and EFG International which allows the Company to be compensated at an amount determined in the Agreement for the introduction of customers to the affiliate and other fees. The Agreement was amended on February 21, 2007 and expires on December 31, 2011. The Company earned revenue of $9,080,064 pursuant to the Agreement for the period ended December 31, 2008 and is included in Administrative and other services fees..

Effective January 1, 2008, the Company entered into a revenue sharing agreement (the "Agreement") with EFG Bank (Guernsey Branch) which allows the Company to be compensated at an amount determined in the Agreement for the introduction of customers to the affiliate and other fees. The Company earned revenue of $3,452,000 pursuant to the Agreement for the period ended December 31, 2008 and is included in Administrative and other services fees.

The Company performed broker-dealer services for affiliates of EFG International driven by customer transactions of those affiliates and recognized commission revenue of $4,988,778 for the period ended December 31st, 2008. This amount is included in Commissions and principal trading.

Effective January 1, 2006, the Company entered into a Management Services Agreement with EFG International which allows the parent company to be compensated at an amount determined in the agreement for management services such as administrative, financial, assistance in the fields of production, purchase, distribution and marketing. In 2008, The Company paid $1,249,375 in fees associated with these agreements. This amount is included in Royalty and management fees.

In February of 2008, the Parent Company established an Equity Incentive Plan for 2008 (the "Plan"). At the discretion of the Parent Company's remunerations committee, certain employees of the Company were offered options for the future acquisition of the Parent Company's common stock. The fair value of the employee services received in exchange for the grant of the options for $583,000 will be recognized as an expense over the vesting period established in the Plan documents. In 2008, the Company recognized amortization for $167,719 and is included in the statement of operations.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2008, due from employees amounted to $408,508 including accrued interest.

8. Clearing Agreements

Clearing and depository operations for the Company's securities transactions are provided by EFG Bank and by JP Morgan, a third-party broker-dealer whose principal office is in New York. Pursuant to the Company's agreement with its clearing broker-dealer, JP Morgan, the Company is required to maintain a $250,000 security escrow deposit. The deposit consists of the U.S. Treasury note included in the securities owned in the consolidated statement of financial condition.

Sub-Clearing Agreements

The Company has entered into sub-clearing agreements with foreign broker-dealers. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

Guarantees

The company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2008, there were no customer balances maintained at its clearing organization and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2008. In accordance with the margin agreement between the clearing organization and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2008, the Company had net capital (as defined) of $6,168,927 which was $5,724,058 in excess of that required. The Company's net capital ratio was 1.08 to 1.

The accounts of the Company's subsidiaries EFG Capital Asset Management LLC and EFG Asesores Financieros S.R.L are not included as capital in the computation of the Company's net capital, because the assets of the subsidiaries may not be readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

10. Commitments and Contingencies

Leases

The Company rents office premises and telecommunications equipment under non cancelable operating lease agreements. The company opened an office in Los Angeles and entered into a new agreement to move its New York operation into new premises.

Lease obligations under the above-mentioned agreements as of December 31, 2008 are as follows:

Year	Amount
2009	$ 1,192,003
2010	1,246,534
2011	1,258,663
2012	1,238,193
2013	1,262,658
2014 and thereafter	2,534,107
	$ 8,732,158

Rental expenses in 2008 amounted to $1,159,721.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with what it considers to be high quality, credit worthy financial institutions. The Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. The Company had cash and cash equivalents of $11,287,840 at December 31, 2008.

Legal Matters

In December 2002, a suit was filed in Florida state court, whereby a group of investors are seeking lost investments aggregating approximately $12.6 million. Due to inactivity in this case, the court "suas ponte" issued a Notice of Lack of Prosecution. While plaintiffs reacted to such notice, it is unclear if plaintiffs intend to prosecute this case. If they do, EFG Capital will defend this case vigorously. In management's opinion, the resolution of this claim will not have a material effect on the Company's financial condition or results of operations. The Company duly notified its insurance carrier at the outset of this matter.

The company had sold to its customers investment funds whose investment advisors invested a portion of the funds' assets with Bernard L Madoff Investment Securities LLC (BMIS). The principal of BMIS was arrested on fraud charges on December 12, 2008 for allegedly fraudulent activities. As a result, questions surround the valuation of the funds' investments with BMIS, and there is a possibility that the company may be subject to claims from its customers that invested in these funds. No lawsuits on this issue have been filed against the Company as of the date of this report. Given the relative newness of this information, any potential litigation contingency cannot be considered probable or reasonably estimable.

11. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Plan. Employees may elect to make salary deferral contributions, as defined, up to $15,500 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan. The Plan contribution expense incurred by the Company in 2008 was $196,986.

12. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owned by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

13. Fair Value Measurement

The following tables present the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-party models with observable market inputs (Level 2)	Internal models with unobservable market inputs (Level 3)	Total carrying value in the consolidated balance sheet
Assets				
Securities Owned				
US Government and Agency Securities	$ 258,649			258,649
Funds		$ 264,818		264,818
Limited Liability Partnership			455,320	455,320
Total assets at fair value	258,649	264,818	455,320	978,787
Liabilities				
Total liabilities at fair value	$ -	$ -	$ -	$ -

Level 1 Valuation Techniques
The valuation of the US Government and Agency securities are obtained monthly from a daily quoted price in an active market for identical assets. Prices are available daily and obtained from willing buyers. These US Government and Agency securities are highly liquid and are actively traded in over-the-counter markets.

Level 2 Valuation Techniques
The valuation of the funds is performed through monthly pricing process using independent pricing providers' data, which are leading global providers of financial market data. These pricing provider collect, use and incorporate descriptive market data from various sources, quotes and indicators from leading broker dealers to generate independent and objective valuations.

Level 3 Valuation Techniques
The valuation of the Company's investment in the limited partnership is performed through the initial valuation at the company's actual equity investment in the partnership and subsequently, adjusted when evidence is available to support such adjustments. Such evidence includes changes in value as a result the partnerships financial results that may be a result of unobservable inputs.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2008:

Beginning balance at December 31, 2007	$ 429,265
Realized gain	-
Unrealized gain (loss) included in the statement of operations	2,055
Net acquisitions	24,000
Transfers in/out of level 3, net	-
Ending balance at December 31, 2008	$ 455,320

EFG Capital International Corp.

(A wholly-owned subsidiary of EFG Capital Holdings Corp)

Consolidated Financial Statements and

December 31, 2008